

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 6, 2009

Ms. Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, Vermont 05676

      Re: **Green Mountain Coffee Roasters, Inc.**
              Form 10-K for the Fiscal Year Ended September 29, 2008
              Filed December 11, 2008
              File No. 001-12340

Dear Ms. Rathke:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Karl Hiller
                      Branch Chief